SEC 05037668 ISSION

RECD S.E.C.
FEB 28 2005
503

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27844

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cadaret Grant & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Lincoln Center, 5th Floor
(No. and Street)

Syracuse (City) New York (State) 13202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Arthur F. Grant (315) 471-2191
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fagliarone Group CPAs, PC
(Name – *if individual, state last, first, middle name*)

650 James Street (Address) Syracuse (City) NY (State) 13203 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Arthur F. Grant**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Cadaret Grant & Co., Inc.**, as of **December 31**, 20**04**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

DARLENE J. TANNER
Notary Public, State of New York
No. 34-3930890
Qualified in Onondaga County
Commission Expires 08-31-05

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CADARET, GRANT & CO., INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

TABLE OF CONTENTS

Fagliarone Group CPAs, PC
650 James Street Syracuse, New York 13203-2274
315 471-2777 tel 315 471-2128 fax www.tfgcpa.com

FAGLIARONE GROUP **CPAs**
A wealth of financial resources

INDEPENDENT AUDITORS' REPORT

Board of Directors
Cadaret, Grant & Co., Inc.
Syracuse, New York

We have audited the accompanying statement of financial condition of Cadaret, Grant & Co., Inc. as of December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Cadaret, Grant & Co., Inc. as of December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Fagliarone Group CPAs, PC

February 11, 2005

CADARET, GRANT & CO., INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS	
Cash and cash equivalents	$ 3,308,632
Cash and securities segregated under federal and other regulations	3,958,587
Deposit with clearing broker	100,000
Commissions and other receivables from broker-dealers and mutual funds	3,150,000
Receivable from customers	6,105
Other receivables	176,490
Investment securities	572,453
Fixed assets, net	555,466
Other assets	554,843
TOTAL ASSETS	$ 12,382,576
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES	
Payable to mutual funds and customers	$ 675,863
Commissions payable	2,896,400
Accounts payable and accrued expenses	1,491,550
TOTAL LIABILITIES	5,063,813
STOCKHOLDERS' EQUITY	
Common stock, $.01 par value, 400,000 shares authorized 104,688 shares issued and outstanding	1,047
Additional paid-in capital	135,239
Retained earnings	7,182,477
TOTAL STOCKHOLDERS' EQUITY	7,318,763
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 12,382,576

See accompanying notes to financial statement.

NOTE A - ORGANIZATION AND NATURE OF OPERATIONS

Cadaret, Grant & Co., Inc. (the Company) is a registered broker/dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company is a wholly-owned subsidiary of a financial services holding company. The Company's principal offices are located in Syracuse, New York and Mount Arlington, New Jersey. The Company has registered representatives located throughout the United States. Major sources of revenues are commissions from sales of mutual funds and insurance products. Other sources of revenues are commissions from sales of corporate stocks, municipal bonds and other securities and investment advisory fees.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents consist of highly liquid investments with original maturities of less than ninety days.

Securities Transactions

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission revenues and expenses reported on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Fixed Assets

Fixed assets are stated at cost and are depreciated based on their estimated useful lives using accelerated methods.

Income Taxes

The Company files a consolidated federal income tax return with its parent. Consolidated federal income tax expense is allocated between the group members on a separate return basis. State income tax returns are filed on a separate return basis. Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due.

NOTE C - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealer and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash accounts in financial institutions which periodically exceed federally insured limits.

NOTE D - CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

At December 31, 2004, cash of $3,958,587 has been segregated in special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE E - DEPOSIT WITH CLEARING BROKER

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The deposit is required by the Company's clearing broker to secure amounts receivable from the Company and bears interest at current market rates.

NOTE F - INVESTMENT SECURITIES

Investment securities consist of equity positions in corporate stocks at December 31, 2004.

NOTE G - FIXED ASSETS

Fixed assets consist of the following at December 31, 2004:

Building and leasehold improvements	$ 87,863
Furniture and fixtures	247,291
Equipment	1,675,794
Automobiles	129,870
	2,140,818
Less: Accumulated depreciation	1,585,352
	$ 555,466

NOTE H - NET CAPITAL REQUIREMENTS

Pursuant to the Uniform Net Capital Rule (rule 15c3-1) of the Securities and Exchange Commission, the Company is required to maintain minimum net capital, as defined. Further, the rule requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1.

At December 31, 2004, the Company had net capital of $5,866,303, which was $5,573,575 in excess of its required net capital of $ 292,728. The Company's net capital ratio was .75 to 1.

NOTE I - PROFIT-SHARING PLAN

The Company has a qualified profit sharing retirement plan with a 401(K) deferred compensation provision covering all eligible employees. The Company may make matching and/or discretionary contributions to the plan which are determined annually by management.

NOTE J - COMMITMENTS AND CONTINGENCIES

The Company has entered into operating leases for its office facilities. At December 31, 2004, future minimum rental commitments under operating leases with remaining noncancelable terms in excess of one year are as follows:

2005	$ 409,539
2006	417,578
2007	314,969
2008	95,271
2009	56,218
	$ 1,293,575